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                              September 8, 2020

       Steve Manko
       Chief Financial Officer
       SkyWater Technology, Inc.
       2401 East 86th Street
       Bloomington, Minnesota 55425

                                                        Re: SkyWater
Technology, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed August 12,
2020
                                                            CIK No. 1819974

       Dear Mr. Manko:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed on August 12, 2020

       Corporate Conversion, page 6

   1. You state that in conjunction with the Corporate Conversion, all of the outstanding limited liability company
interests of CMI Acquisition, LLC will automatically be converted into shares of your common
stock. Please specifically disclose how you determined or will determine the number of
common shares to be issued for each class of limited liability interest, including if
there will be any impact on their current ownership interests. Please also explain how the
board of directors and the operating agreement will assign value to the Class A preferred
units, Class B preferred units and common units.
 Steve Manko
FirstName LastNameSteve
SkyWater Technology,  Inc.Manko
Comapany 8,
September NameSkyWater
             2020         Technology, Inc.
September
Page 2    8, 2020 Page 2
FirstName LastName
Corporate Information, page 6

2. You disclose that you are a holding company that conducts operations through your wholly-owned subsidiaries, SkyWater Technology Foundry, Inc., and SkyWater Federal,
         LLC. Please briefly describe the operations of each SkyWater Technology Foundry, Inc.
         and SkyWater Federal, LLC.
Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 31

3. Please make your disclosure here consistent with your disclosure on page 99 that your certificate of incorporation provides that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if
         such court has no jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for certain litigation, including any derivative action and that the choice of forum provision will not apply to actions arising under the
         Exchange Act. Please disclose whether this provision applies to actions arising under the
         Securities Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 52

4. We note your critical accounting policy disclosures related to revenue recognition, valuation of long-lived assets, contingent consideration and warrant liability appear to repeat the disclosures in your summary of significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. For example, please expand your disclosures to quantify and discuss the impact of your estimates related to enforceable rights, variable considerations, cash flow assumptions used for long-lived asset valuation, and assumptions and estimates used to value contingent consideration and warrant liability during each period presented and to address how management estimated the amounts, including management's accuracy of prior estimates relative to actual experience, where applicable.
 Steve Manko
FirstName LastNameSteve
SkyWater Technology,  Inc.Manko
Comapany 8,
September NameSkyWater
             2020         Technology, Inc.
September
Page 3    8, 2020 Page 3
FirstName LastName
Non-GAAP Financial Measures, page 54

5. In regard to your non-GAAP financial measure Adjusted EBITDA, please address the following:

                Please explain to us why you believe adjusting your non-GAAP financial measure for inventory write-off, management fees, and write-off unamortized debt issuance costs which appear to be normal business costs, is reasonable and appropriate;
                Please more fully disclose the nature of the de-commit impact and explain to us why
              you believe adjusting non-GAAP financial measures for    lost
revenue and incurred
              cost impact of a customer   s withdrawal of their wafer volume
commitment costs is
              reasonable and appropriate; and
                Please more fully disclose the nature of the tech transfers and explain to us why you believe adjusting non-GAAP financial measures for costs that appear to relate to acquiring new customers, is reasonable and appropriate. Registration Rights, page 93

6. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Financial Statements
Consolidated Statement of Cash Flows, page F-6

7. We note that you have recognized your payments of contingent consideration as cash flows from financing activities. Please tell us how you determined that all of your payments for contingent consideration should be recognized as financing cash flows.
         Refer to FASB ASU 2016-15.
Note 3 Summary of Significant Accounting Policies
Revenue Recognition, page F-11

8. You disclose that revenue from the sale of wafers is recognized at a point in time when control of the goods is transferred to the customer, which occurs upon shipment or receipt by the customer, depending on the contract terms. However for your largest customer, you are invoicing approximately 85% of the selling price after wafer fabrication is completed and the remaining amount is invoiced upon shipment of the goods after successful testing of the wafer. For all other customers, invoices are generally issued upon shipment of the goods and payable within 30 days. Please clarify whether you are recognizing revenue for your largest customer prior to shipment or receipt by the customer. If so, please tell us how you determined when control of the goods is transferred to your largest customers.
         Refer to ASC 606-10-25-23.
9.       You disclosed that one of your customers has a first right of refusal to future
 Steve Manko
SkyWater Technology, Inc.
September 8, 2020
Page 4
         manufacturing capacity and product that is discounted over a period of approximately five years, which represents a material right. You indicate that revenues allocated to the material right will be recognized over the estimated period in which the customer can exercise its option and benefit from purchasing discounted product, which is expected to begin once the expansion is completed and continue for a period of approximately five years. Please explain to us and disclose what you mean by revenues allocated to the
         material right will be recognized    over the estimated period.
Please tell us what
         consideration you gave to recognizing revenues for this customer option when those future goods or services are transferred or when the option expires. Please also confirm whether you are accounting for this customer option as a contract modification or as a continuation of an existing contract. Please refer to ASC
606-10-55-42.
Recently Issued Accounting Standards, page F-13

10. We note that you have disclosed when ASC 842 and ASC 326 is effective for you. Given your intention to take advantage of the extended transition period provided in Section
         7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which adoption is required for non-emerging growth companies and also the date on which you will adopt the recently issued accounting standard, assuming you remain an
         EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act
         Frequently Asked Questions.
Subsequent Events, page F-14

11. Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-
         50-1.
        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameSteve Manko                                 Sincerely,
Comapany NameSkyWater Technology, Inc.
                                                              Division of
Corporation Finance
September 8, 2020 Page 4                                      Office of
Manufacturing
FirstName LastName